E-1

Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

( in thousands )	Years ended December 31,
	2005	2004	2003
Earnings as Defined:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$634,812	$579,521	$457,051
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	46,923	38,466	38,027

Earnings as defined	$681,735	$617,987	$495,078

Fixed Charges as Defined:
Interest expense, including amortization of debt issue costs	$38,791	$30,877	$31,548
Interest capitalized		600	491
Portion of rental expense representative of the interest factor	8,132	7,589	6,479
Preferred stock dividends of majority-owned subsidiary companies	80	80	80

Fixed charges as defined	$47,003	$39,146	$38,598

Ratio of Earnings to Fixed Charges	14.50	15.79	12.83